Exhibit 99.1

Mega Matrix Inc. (NYSE American: MPU) September 2025

This presentation and other written or oral statements made from time to time by representatives of Mega Matrix Inc. (sometimes referred to as “Mega Matrix”) contains forward - looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward - looking statements. These forward - looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward - looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase Stablecoins and their Governance Token, Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company's profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company's new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward - looking statements in this press release and the Company's future results of operations are subject to additional risks and uncertainties set forth under the heading "Risk Factors" in documents filed by the Company with the Securities and Exchange Commission ("SEC"), including the Company's latest annual report on Form 20 - F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in $ENA, Bitcoin and/or Ethereum, including Stablecoin Governance Token, Bitcoin's and Ethereum's volatility; and risk of implementing a new digital asset treasury reserve strategy. The Company undertakes no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward - looking statements, which speak only as of the date of this press release.

Investor Notice Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward - looking statements described under “Risk Factors” in our most recent annual report on Form 20 - F, filed with the SEC on March 28, 2025,and other SEC filings. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investments. The risks and uncertainties we described are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Industry and Market Data This Presentation has been prepared by the Company and its Representatives and includes market data and other statistical information from third - party industry publications and sources as well as from research reports prepared for other purposes. Although the Company believes these third - party sources are reliable as of their respective dates, none of the Company or any of its respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data’s accuracy or completeness. Some data are also based on the Company’s good faith estimates, which are derived from both internal sources and the third - party sources. None of the Company or its Representatives make any representation or warranty with respect to the accuracy of such information. The Company expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished by the Company. Trademarks and Intellectual Property All trademarks, service marks, and trade names of the Company and its respective affiliates used herein are trademarks, service marks, or registered trade names of the Company or its respective affiliate, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Mega Matrix Targets to be the

To Develop Digital Asset Treasury Strategy on Stablecoin and Governance Token Pairs

As Strategic Reserve Asset

Note: 1. Standard Chartered: Stablecoin Market Could Grow to $2T by End - 2028 Source: https:// www.coindesk.com/markets/2025/04/15/stablecoin - market - could - grow - to - usd2t - by - end - 2028 - standard - chartered Stablecoin : Future of Digital Dollar

$287B Market Cap 1 $3.22T Monthly Transfer Volume 2 26M+ Monthly Active Addresses 3 193M+ Number of Holders Mass Adoption in Stablecoin Note: 1. Sum of circulating market cap of all tracked stablecoins as of Sep 26 th , 2025 2. Sum of value transferred on - chain across all tracked stablecoins in the past 30 days of Sep 26 th , 2025 3. Number of on - chain addresses that have transferred a tracked stablecoin in the past 30 days of Sep 26 th , 2025 Source: https://app.rwa.xyz/stablecoins

With Huge Growth Potential Source: Standard Chartered ”Stablecoins: The first killer app” (https://av.sc.com/corp - en/nr/content/docs/sc - stablecoins - the - first - killer - app.pdf) At present, stablecoins are equivalent in size to only and just . As the sector becomes legitimized, a move to measure is feasible. 1% 1% Current Potential Current Potential U.S. M2 Penetration FX Penetration

Dual Engines for Stability & Growth

$4.0B $ENA Market Cap 15B Total $ENA Supply $14.3B USDe Supply $1.8B USDtb Supply 19% sUSDe APY 2024 24 Chains Accepted 813K Users 6% sUSDe APY current Ethena is a Leading DeFi Protocol on Ethereum, Issuing Crypto - Native Digital Dollars, whose governance token is $ENA Source: CoinMarketCap, https://ethena.fi/ Note: as of Sep 26 th , 2025

▪ Ethena is the issuer of USDe, the 3rd largest digital dollar behind Tether (USDT) and Circle (USDC), and manages the issuance of USDtb, the 8th largest digital dollar. Source: DefiLlama.com as of Sep 26 th , 2025 Note: 1. While USDtb is issued by a third party, Ethena Labs created the architecture enabling USDtb and manages the issuance and redemption of USDtb under a services agreement with the issuer.

- 3rd largest tokenized dollar asset - Offering relative stability to USD, without reliance on traditional banking - Peg stability supported via delta - neutral hedging of crypto assets - Revenue is generated from staking and funding rates - Collateral held in "Off - Exchange Settlement" solutions to minimize counterparty risk - 10th largest stablecoin - Backed by BlackRock’s USD Institutional Digital Liquidity Fund Token, BUIDL. - Seeks to maintain a USD peg through cash or cash - equivalent reserves, with 90% allocated to BUIDL for high stability and liquidity - Expected to be fully GENIUS Act compliant by Q4 2025 Tokenized Digital Dollar BUIDL - Backed Digital Dollar Source: https://docs.ethena.fi/how - usde - works; https://docs.ethena.fi/usdtb

Web3 Wallets ▪ Ethena’s USDe is a crypto - native synthetic dollar utilizing spot assets as backing, on - chain custody, and centralized liquidity venues Centralized Exchanges OES Providers USDe Redeem Receive USDT USDe Mint Deposit USDT Protocol Source: https://docs.ethena.fi/how - usde - works

Funding & Basis Spread When minters provide assets in minting USDe, Ethena opens corresponding short derivatives to hedge the delta of the received assets. Historically, there has been a positive funding rate & basis spread earned by participants who are short this delta exposure. Staking Ethereum Since the move to proof - of - stake, holding liquid staking Ethereum tokens provides a variable income. All of these sources of income are paid and denominated in ETH. Rewards on Liquid Stables As of the December 2024, there is ~101m USDC that is earning a fixed reward rate paid for and distributed by Coinbase as a part of their loyalty program. Ethena Protocol Revenue Explanation Source: https://docs.ethena.fi/solution - overview/protocol - revenue - explanation

USDe Total Supply Total Backing (+ Reserve Fund) Protocol Backing Ratio 26.4% 7.9% 3.1% 62.2% 0.4% SOL 20.0% 13.0% 7.0% 1.0% 59.0% Binance Bybit OKX Deribit Undelegated BTC ETH ETH LSTs Liquid Stables Source: https://app.ethena.fi/dashboards/transparency Note: As of Sep 26 th , 2025 System Backing Venue Breakdown

Governance Re - staked $ENA sENA $ENA holders votes to elect members of the Risk Committee, which then votes on key protocol decisions, including risk management and asset allocation Infrastructure Security & Utility • Re - stake via Symbiotic pools • Cross - chain transfers using LayerZero messaging • Supports multi - chain applications Staked $ENA with Ecosystem Rewards • sENA accrues value from airdrops • Will be able to vote directly on $ENA tokenomics proposals and any proposals concerning $ENA Governance & Decision - Making $ENA is the governance token for the Ethena protocol ▪ $ENA powers the Ethena ecosystem through decentralized governance, staking (sENA), and infrastructure security via re - staking Source: https://docs.ethena.fi/ena

$8.1B USDS&DAI Supply 17B Total Value Locked $1.5B SKY Market Cap 23.46B SKY Total Supply 635K Protocol Users 4.75% Sky Savings Rate Sky Protocol is the evolution of MakerDAO on Ethereum, whose governance token is $SKY, issuing USDS — a decentralized digital dollar Source: CoinMarketCap, https://info.sky.money/ Note: as of Sep 26 th , 2025

Source: DefiLlama.com as of Sep 26 th , 2025 ▪ Sky Protocol is the issuer of USDS, the successor to DAI and the 2 nd latgest decentralized digital dollars, following Ethena’s USDe.

- Governance token replacing MakerDAO’s MKR, designed for long - term resilience and regulatory alignment - Controls protocol parameters, collateral onboarding, rate settings - Successor to DAI, pegged 1:1 to USD - Backed by diversified collateral: ETH, stETH, RWAs, and others - Savings variant sUSDS enables users to earn protocol yield - Minted by depositing crypto or RWA collateral into Sky vaults - Peg stability maintained via liquidation mechanisms and Peg Stability Modules - RWA integration provides consistent yield that supports peg and treasury Native Governance & Utility Token Decentralized Digital Dollar - Governance Rights: SKY holders vote on stability fees, collateral types, rates - Value Capture: benefits from protocol growth, RWA yield allocation, and fee flows - Staking: LockStake Engine enables staking rewards & governance participation Source: https://developers.sky.money/

USDS Total Supply DAI Total Supply Protocol Backing Ratio 35.4% 9.8% 9.6% 9.2% 6.5% 29.6% USDC cbBTC JAAA wstETH ETH Others 47.2% 30.5% 14.7% 6.1% 1.1% Spark Core Stablecoins Legacy RWA Grove Staking Engine Source: https://info.sky.money/supply, https://info.sky.money/, https://info.sky.money/supply Note: as of Sep 26 th , 2025 USDS Backing USDS Diversification

Hyperliquid is a leading decentralized perpetuals exchange built on its own high - performance Layer - 1, whose governance token is $HYPE Source: CoinMarketCap, https://defillama.com/protocol/hyperliquid Note: as of Sep 26 th , 2025 991K Total Users $14.3B HYPE Market Cap 0.07s Block Time $16B Daily Volume 15B Total HYPE Supply $6.4B Total Value Locked

• Perps & Spot Order Books: Core applications on HyperCore • More Than Trading: Just the beginning of the ecosystem • HyperCore: High - performance engine for financial primitives • HyperEVM: General - purpose layer, fully compatible with Ethereum tooling • Unified State: HyperCore + HyperEVM integrated seamlessly • Key Benefits : Enables apps with performance, liquidity, and programmability • Integration: User - built apps interact seamlessly with HyperCore • All - in - One Platform: Launch tokens, build apps, and trade — in one place Source: https://hyperfoundation.org/

- Ranked 11st among on chain market cap - Native governance & utility token of the Hyperliquid Layer - 1 blockchain - Total supply: ~1 billion HYPE tokens - USD - pegged stablecoin under Hyperliquid and will be deployed natively on HyperEVM - USDH ticker awarded to and expected to be issue/manage by Native Markets . - Reduce dependence on external stablecoins which currently dominate liquidity & collateral on Hyperliquid - Cpture value that would otherwise flow outside the ecosystem. - Improve security / sovereignty Native Governance & Utility Token Stablecoin for Hyperliquid (coming soon) - Governance: HYPE holders vote on key protocol parameters - Staking / Security: users stake HYPE to support validators, help secure the chain, and earn staking rewards - Fee / Utility: used for transaction/gas fees, etc Source: https://hyperliquid.gitbook.io/hyperliquid - docs

Aster is a decentralized exchange offering both Perpetual and Spot trading, which also issues USDF, a yield - bearing stablecoin and managed with delta - neutral strategies. Source: CoinMarketCap, https:// www.asterdex.com/en Note: as of Sep 26 th , 2025 2M Users $3.06B ASTER Market Cap $1B Total Value Locked $650B Total Trading Volume 8B Total ASTER Supply $342M USDF Supply

- Core governance & utility token of the Aster decentralized exchange ecosystem - Powers the Aster Chain , a high - performance, privacy - focused Layer - 1 - Maximum supply: 8B $ASTER - Governance: $ASTER holders vote on key protocol parameters and treasury usage - Staking / Security: Users stake $ASTER to support validators, secure Aster Chain, and share in ecosystem rewards - Fee / Utility: used for transaction/gas fees, etc Native Governance & Utility Token Source: https://docs.asterdex.com/usdaster/overview ˈ https://docs.asterdex.com/usdaster/tokenomics Airdrop 53.50% Ecosystem & Community 30% Treasury 7% Team 5% Liquidity & Listing 4.50% $ASTER Token Allocation

- USD - pegged stablecoin issued by Aster, backed 1:1 with USDT - USDF is yield - bearing — holders can stake USDF to mint as USDF, which accrues returns - Fully integrated into Aster’s DEX: used as trading collateral, settlement currency, and in yield products Yield - Bearing Stablecoin for Aster - Yield: Users stake USDF to receive as USDF, which distributes strategy yields - Risk Management: independent custody, layered controls, and smart - contract audits to mitigate counterparty and protocol risks Source: https://docs.asterdex.com/product/usdf - stablecoin ˈ https://docs.asterdex.com/product/usdf - stablecoin/how - usdf - works Transfer to Ceffu Wallet (Fund Storage) Transfer to Binance& Open Positions (Revenue Generation) Weekly Profit Distribution to as USDF Contract

$240M STBL Market Cap STBL is a decentralized platform that lets users mint stablecoins backed by real - world yield - generating assets. It provides passive yield, decentralization, and security — without staking or lockups. Source: CoinMarketCap, Note: as of Sep 26 th , 2025 500M STBL Circulating Supply $4.77B STBL FDV 10B Total STBL Supply 15K STBL Token Holders

Source: https:// www.stbl.com/token/#communityGoverned Governance Token (coming soon) Dollar denominated stablecoin, fully fungible and backed by high quality real - world assets. (coming soon) A tokenized stream of yield generated from the collateral, giving seamless exposure to returns without staking or liquidity lock - ups.

• Stablecoins and their Stablecoin Governance Tokens are a highly volatile asset, and MPU’s operating results may significantly fluctuate, including due to the highly volatile nature of the price of Stablecoins and their Stablecoin Governance Token and erratic market movements. • MPU operates in a highly competitive environment and will compete against other companies and other entities with similar strategies, including companies with significant holdings in Stablecoin Governance Token and other digital assets, and MPU’s business, operating results, and financial condition may be adversely affected if MPU is unable to compete effectively. • The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of MPU and adversely affect MPU’s securities. • MPU’s Stablecoin Governance Token holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for MPU. • MPU will face risks relating to the custody of Stablecoins and their Stablecoin Governance Token. If MPU or third - party service providers experience a security breach or cyberattack and unauthorized parties obtain access to MPU’s Stablecoins and Stablecoin Governance Tokens, MPU may lose some or all of its Stablecoins and Stablecoin Governance Tokens and MPU’s financial condition and results of operations could be materially adversely affected. • MPU’s Stablecoins and Stablecoin Governance Tokens acquisition strategy exposes MPU to risk of non - performance of counterparties, including in particular risks relating to Ethena, hyperliquid and sky including as a result of the inability or refusal of a counterparty to perform because of a deterioration in the relationship between MPU and such counterparty or the counterparty’s financial condition and liquidity and for any other reason. • Stablecoins, Stablecoin Governance Tokens and other digital assets are novel assets, which will expose MPU to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect MPU’s financial position, operations and prospects. • The regulatory regime for digital assets in the U.S. is uncertain. MPU may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect its business. • Stablecoin’s, Stablecoin Governance Token’s and other digital asset’s status as a “security” in any relevant jurisdiction, as well as the status of their related products and services in general is subject to a high degree of uncertainty and if MPU is unable to properly characterize such product or service offering, MPU may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect MPU’s business, operating results, and financial condition. • Regulatory changes classifying Stablecoins, Stablecoin Governance Tokens and other digital assets as a “security” could lead MPU to be classified as an “investment company” under the Investment Company Act of 1940, as amended, and could adversely affect the market price of such crypto assets and the market price of MPU’s securities. • Changes in laws or regulations, or a failure to comply with any laws or regulations, including any applicable financial industry regulation, could have a material adverse impact on us and our activities.

Mega Matrix Inc. (NYSE American: MPU)